United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HOWMET AEROSPACE INC.

(Exact name of registrant as specified in its charter)

Delaware	1-3610	25-0317820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

201 Isabella Street, Suite 200 Pittsburgh, Pennsylvania	15212-5872
(Address of principal executive offices)	(Zip Code)

Office of Investor Relations (412) 553-1950

Office of the Secretary (412) 553-1940

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “Howmet,” “Company,” “we,” “its,” “us” and “our” refer to Howmet Aerospace Inc. and all current subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2019 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

See the Conflict Minerals Report filed as an exhibit to this report (the “Conflict Minerals Report”) for information regarding the applicability of the Conflict Minerals Rule to the Company generally.

Reasonable Country of Origin Inquiry Information

We conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the necessary 3TG contained in our in-scope products. To the extent applicable, we utilized the same processes and procedures for our RCOI that we used for our due diligence described in the Conflict Minerals Report. We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (collectively, the “OECD Guidance”). For a discussion of our OECD Guidance framework and the due diligence measures that we performed in respect of 2019, see the Conflict Minerals Report filed as an exhibit to this Form SD.

Based on our RCOI, we determined that the necessary tin contained in certain of our in-scope products originated from smelters that we believe, based on publicly available information, sourced all of their ore from outside of the Democratic Republic of the Congo (the “DRC”) and its adjoining countries or from recycled or scrap sources. These products were selected titanium alloys, titanium mill products and titanium fabricated parts. None of these products contained 3TG from any other sources.

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The foregoing information is available at the following Internet website: http://www.howmet.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As provided for in the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.howmet.com.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Howmet Aerospace Inc.
(Registrant)

By:	/s/ Katherine H. Ramundo	May 29, 2020
Name:	Katherine H. Ramundo
Title:	Executive Vice President,
Chief Legal Officer and Secretary

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EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2019

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